Exhibit 99.5

Consent of PricewaterhouseCoopers LLP

We hereby consent to (i) the inclusion in Encana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2015, (ii) the incorporation by reference in Encana Corporation’s registration statement on Form F-3 (File No. 333-187492), (iii) the incorporation by reference in Encana Corporation’s registration statements on Form S-8 (File Nos. 333-124218, 333-85598, 333-140856 and 333-188758), and (iv) the incorporation by reference in Encana Corporation’s registration statement on Form F-10 (File No. 333-196927) of our Auditor’s Report dated February 29, 2016 relating to the Encana Corporation Consolidated Financial Statements as at December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 and the effectiveness of internal control over financial reporting of Encana Corporation as of December 31, 2015.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

February 29, 2016

PricewaterhouseCoopers LLP, Chartered Accountants
111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3
T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.